April 3, 2024

Mr. Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

Re: Review of Form N-CSR filing of Matthew 25 Fund  – SEC file No. 811-07471

Dear Mr. Ellington,

On March 13th we spoke about the review you had completed of our Matthew 25 Fund’s Form N-CSR that was filed with the SEC on March 4, 2024.  During the call we discussed three areas that need improving:

1)

Schedule of Investments, footnote for Fair Valued Security.

On the Schedule of Investments, it is noted that we have one security that is a level 3 security, and this is footnoted at the bottom with “***”.  In future reports I will add text to the footnote that says “This security was valued using significant unobservable inputs” as required by article 12-12 footnote 9 of Reg S-X.

2)

 Item 17(a)(1) of Form N-1a for the Board of Trustees information.

Item 17(a)(1) of Form N-1a requires the Board Information Table to include the “Term of Office” for each Trustee and this is not included on the report.  In future reports I will include Term of Office.

3)

Item 19 of Form N-CSR Certifications.

Item 19 of Form N-CSR requires a separate certification for each Principal Executive Officer and Principal Financial Officer of the registrant, as required by rule 30a-2 under the Investment Company Act of 1940.  The title of the individual signing our Form N-CSR does not include Principal Executive Officer or Principal Financial Officer.  I am confirming that the individual who signed the certifications is our Principal Executive Officer and Principal Financial Officer, and that going forward, such titles will be included in signed certifications.

Thank you for your review and guidance on the above matters.

Please let me know if you have any questions.

Kind regards,

Lesley Buck

Chief Compliance Officer

Matthew 25 Fund